Mail Stop 3561

March 6, 2009

Via Fax & U.S. Mail

Mr. Qinqjie Zhao
President and Chief Executive Officer
Wonder Auto Technology, Inc.
No. 16 Yulu Street
Taihe District
Jinhou City, Liaoning
People's Republic of China, 121013

Re: Wonder Auto Technology, Inc.
Form 10-K for the year ended December 31, 2007
Filed February 20, 2008
File No. 1-33648

Dear Mr. Zhao:

We have received your draft response letter to our comment letter dated October 31, 2008, and have the following additional comments.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Both responses to our letter dated October 31, 2008 and March 4, 2009 should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

1. We note your response to prior comment number 1. However, we do not agree with the conclusions noted in your response to our prior comment. In this regard, although SEC Practice\08 SEC Staff Views – Current Issue Rulemaking Projects, does indicate that when escrowed shares are released to a person who has had no relationship to the registrant other than as a shareholder (for example, is not an officer, director, employee or consultant) and that person is not expected to have any other relationship to the company in the future, such arrangement is presumed to be non-compensatory, we do not believe the circumstances outlined in such guidance were applicable in your case since CIL and ECL, were in fact the

parties who were to receive the escrowed shares under the arrangement upon the achievement of certain earnings goals. As these earnings goals were in fact achieved, and CIL and ECL were therefore entitled to receive the shares, we continue to believe that compensation expense should be recognized for the shares released from escrow, irrespective of whether CIL and ECL forfeited their rights to receive their shares and subsequently gifted such rights to Xiangdong Gao. Accordingly, please revise your financial statements to reflect compensation expense for the shares released from escrow pursuant to the terms of the escrow arrangement

2. We note your response to our prior comment number 4. In future filings, please expand your disclosure to indicate that due to Jinzhou Wanyou's limited operating history, only limited identifiable intangible assets were recognized in connection with this acquisition transaction, consistent with the information provided in your response to our prior comment.

Report on Form 8-K/A dated October 6, 2008

Unaudited Pro Forma combined balance sheet

3. We note that in connection with the Yearcity acquisition, you allocated all of the excess purchase price to goodwill and that no identifiable intangible assets were recognized in connection with this acquisition. Please tell us and expand future disclosures to indicate why no identifiable intangible assets were recognized in connection with this acquisition transaction. If any identifiable intangibles were determined to have little or no value, please explain in detail your basis for this conclusion.

4. In addition, please tell us and revise the notes to your financial statements in future filings to disclose the primary reasons for the acquisition transaction, including a description of the factors that contributed to a purchase price that resulted in recognition of goodwill. Refer to the disclosure requirements outlined in paragraph 51b of SFAS No.141.

Quarterly Report on Form 10-Q for the quarter ended September 30, 2008
Consolidated Statement s of Cash Flows

5. We note from the Company's consolidated statements of cash flows that increases and decreases in restricted cash are being reflected as cash flows from investing activities in the Company's consolidated statements of cash flows. We also note from the discussion in MD&A on page 33 of your Form 10-Q that the decrease in restricted cash during 2009 resulted from a lowered rate for pledged cash by the Company's lenders. As your disclosure on page 33 appears to indicate that the primary purpose for the restricted cash is to serve as collateral for your borrowings, it appears that changes in restricted cash would be more appropriately classified as cash flows from financing activities pursuant to the guidance in paragraphs 18 through 20 of SFAS No.95. Please advise or revise.

You may contact Effie Simpson at (202) 551-3346, or the undersigned if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via Fax: Mrs. Jing Zhang and Joseph Tiano, Esq.
(202) 663-8007